Exhibit 99.1

Allot Communications Updates Estimates for
First Quarter 2007 and 2007 Fiscal Year

Hod Hasharon, ISRAEL – April 2, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced that revenues and earnings for the first quarter of 2007 and the 2007 fiscal year are anticipated by the Company to be lower than its previous guidance.

Management reported that weakness in sales from some of the Company’s distributors, principally in the Americas, which are focused on sales to enterprise, education, and smaller ISPs, had resulted in lower than expected revenues. However, sales to larger customers, mainly Tier 2 service providers, which are conducted with the direct involvement of Allot’s sales personnel, showed strong growth during the quarter. As a result of this, management expects that revenues for the first quarter of 2007 will be in the range of $8.2 – 8.3 million, compared to the Company’s original guidance of a level similar to the $9.6 million in revenues recorded during the fourth quarter of 2006. As a result, Net income for the first quarter of 2007 will also decline.

“We were disappointed with the performance of some of our distributors during the quarter which may result in slower than expected growth throughout the year,” said Rami Hadar, Allot’s President and CEO. “We are encouraged, however, by the progress we have made in larger accounts and the growth we saw in sales to these accounts during the quarter, both in terms of number of projects and sales. Overall, we remain confident in our strategy and on the long-term outlook for our DPI products on a global basis.”

Financial Guidance

As a result of the trends described above, the Company is updating its previous guidance for the year 2007, and currently anticipates that net revenues will total approximately $40 million. Earnings guidance will also be lowered as a result, and will be discussed in detail upon issuance of the Company’s full financial results for the first quarter of 2007.

Conference Call & Webcast

The company’s management team plans to host a live conference call and webcast today 8:30 AM EST to discuss the updated quarterly estimates.

To access the conference call, please dial one of the following numbers: US: 1-800-399-0427, International: +1-706-643-1624.

A replay of the conference call will be available from 1:00 pm EDT on April 2, 2007 through April 16, 2007, at 11:59 pm EDT.

To access the replay, please dial in the US: 1-800-642-1687, International: +1-706-645-9291. Access code for both is 4679648.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on Allot’s website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future financial performance and events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those which may be expressed or implied by the forward-looking statements that we make as a result of certain risks and uncertainties, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market. These factors include, but are not limited to, those discussed under the heading “Risk Factors” in Allot’s final prospectus for its IPO filed with the Securities and Exchange Commission on November 16, 2006 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. This press release also is available at our Web site.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com